Exhibit 21.1

KRATON POLYMERS LLC

List of Subsidiaries as of March 31, 2005 (1)

Jurisdiction of Organization
KRATON Polymers Capital Corporation	Delaware
Elastomers Holdings LLC	Delaware
KRATON Polymers U.S. LLC	Delaware
KRATON Polymers Holdings B.V.	The Netherlands
KRATON Polymers Belgium S.A.	Belgium
KRATON Polymers do Brasil S.A.	Brazil
KRATON Polymers France S.A.S.	France
KRATON Polymers GmbH	Germany
KRATON Polymers Iberica S.A.	Spain
KRATON Polymers International Limited	United Kingdom
KRATON Polymers Italy S.R.L.	Italy
KRATON Polymers Japan Ltd.	Japan
KRATON JSR Elastomers KK	Japan
KRATON Polymers North East Europe	Poland
KRATON Polymers Nederland B.V.	The Netherlands
KRATON Polymers Norden A.B.	Sweden
KRATON Polymers Research B.V.	The Netherlands
KRATON Polymers Research S.A.	Belgium
KRATON Polymers UK Limited	United Kingdom
KRATON Polymers Trading (Shanghai) Co. Ltd.	China

(1)	Listing includes only doing business names and does not include trade names.